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Vigilante Gaming Bar

Austin, TX

- <u>Social board gaming (http://www.theatlantic.com/entertainment/archive/2014/11/board-game-bars/382828/)</u>, local craft brews and quality bar food at its finest
- Fully **customized gaming tables** and an extensive game library of **150+ titles**
- Located at Airport and Lamar, in the **fast-growing** Lamar/Burnet corridor
- **Yahoo!** reports that bars featuring vintage games <u>"are attracting large crowds across the country" (https://www.yahoo.com/style/kids-activities-for-grownups-trend-91356523157.html)</u>
- This investment will be secured by a **first lien** on all assets of the company

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Investment Details

18.00%
Annual Return ❶

$300
Invested of $75,000 minimum

$100
Minimum Investment

2
Investors

23 days remaining

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Company Description

Vigilante is a full-service bar and restaurant for people who enjoy socializing over board games. We combine local craft beer and game culture with a quality-oriented experience featuring a contemporary bar atmosphere, custom furniture and fixtures, a 150+ title game library (http://vigilantebar.com/vigilantes-game-library-and-access-policy/) and a food menu of reimagined bar classics.

Vigilante is the latest evolution of the mainstreaming of nerd culture (http://www.nytimes.com/2014/09/14/sunday-review/were-all-nerds-now.html?_r=1). Formerly niche hobbies are becoming major profit centers: comic books are now movie blockbusters (http://www.businessinsider.com/the-comic-book-industry-is-on-fire-2014-8), video games outperform those blockbusters (http://www.lazygamer.net/industry-2/the-video-game-industry-continues-to-outperform-hollywood/), gadgets are ubiquitous

(http://www.pewinternet.org/2015/10/29/technology-device-ownership-2015/), geek chic is fashionable (http://geekandsundry.com/nerd-girl-fashion-is-big-business-at-sdcc-2015/) and (most pertinently) we are in the golden era (https://www.theguardian.com/technology/2014/nov/25/board-games-internet-playstation-xbox) of the board game (http://www.economist.com/news/business/21669930-table-top-games-are-booming-video-game-age-not-twilight-sunrise). Board game cafes have proliferated nationally (http://www.theatlantic.com/entertainment/archive/2014/11/board-game-bars/382828/) as hybrid game retailers/coffee shops. However, these concepts do not adequately serve craft beer and bar enthusiasts who prefer a well-designed atmosphere, full menu, wide beverage selection and tableside service.

The enthusiastic response we have received from potential customers indicates that there is huge unmet demand for the Vigilante concept. Engaged potential customers have submitted hundreds of responses (http://vigilantebar.com/your-4-most-voted-for-ideas-and-how-were-implementing-them/) for exciting features, events and drinks. This response has given us the data we need to pre-test our ideas to ensure they resonate with future regulars; our team's unique blend of hospitality, marketing, and engineering expertise positions us to deliver the new bar and restaurant experience they have demanded.

We are proud to present NextSeed investors with the opportunity to provide Austinites a place to socialize over beer and board games.

We look forward to gaming with you
Preston, Flip and Zack

Offering Summary

Issuer
Vigilante Gaming Bar, LLC ("Vigilante")

Entity Type

Limited liability company

Principal Office
Current office address:

4102 Avenue H #A, Austin, TX 78751

Post-construction business address:

7010 Easy Wind Drive #150, Austin, TX 78752

Securities
Term Notes

Offering Amount
Minimum of $75,000 and a maximum of $150,000

Ownership % Represented by Securities
0%. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here (https://www.sec.gov/Archives/edgar/data/1675554/000167555416000001/000167555416-000001-index.htm) to view the Issuer's SEC Form C filing.

Use of Proceeds

Vigilante is raising between $75,000 and $150,000 on NextSeed. Proceeds will be used to help build the empty retail space into the quality full-service bar & restaurant our patrons demand. Proceeds raised in excess of the minimum goal will be used for architectural detailing.

Vigilante Gaming Bar - Proceeds

02:50





For more details, see the [Disclosure Statement](#).

Key Terms

Minimum Investment

$500

Interest Rate

18.00% per annum, accrued monthly

Term

42 months

Payments

The Issuer will make monthly payments of principal and interest during the term.

Maturity

At the end of the term, the Issuer is required to pay the outstanding principal and accrued and unpaid interest.

Prepayment

Prepayment in whole or in part may be made by the Issuer without penalty at the time of any scheduled monthly payment.

Security Interest

The Issuer will grant a first lien on all of its assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the Securities.

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For more information on the terms of the offering, see the Disclosure Statement.

Total Payment Calculator

Principal	Annual Return*	Term	Total Payment*
$500	18.00%	42 months	$678

* Payment for any given month (including the total payment at the end of the final month) indicates the cumulative amount contractually required to be paid to an investor after the end of that month, assuming the loan is not prepaid. This calculation is an illustrative example only and may not reflect actual performance. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments.

Bonus Rewards

Invest $500 or more

One year of Secret Society Membership

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Invest $1,000 or more

One year of Secret Society Membership

Two tickets to Sneak Peek Week

Invest $2,500 or more

Eternal Secret Society Membership

Four tickets to Sneak Peek Week

Invest $5,000 or more

Eternal Secret Society Membership for two

Private room at Sneak Peek Week (seats eight)

Name engraved on the Vigilante Monument

Invest $10,000 or more

Vigilante Founder's Card: free game rentals to your entire table plus 15% off food and private room rentals for up to 8 anytime you visit
Private room at Sneak Peek Week (seats eight)
Name engraved on the Vigilante Monument

* Secret Society Membership perks include:

- Free game rentals from our extensive collection, saving you $5 each time you visit
- Online booking privileges, giving you the ability to plan your game night right, with advanced reservations for our custom gaming tables
- Secret links containing early-bird pricing and purchasing options for tickets to exciting, limited-capacity Vigilante events
- Membership to our loyalty program, which gets you a FREE meal for every 10 you've purchased
- An invitation to participate in our ongoing Dungeons and Dragons campaign

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* Each Sneak Peak Week ticketholder will receive:

- One seat at one of our custom gaming tables (or private room, if applicable)
- One appetizer, dessert, entree and two beverages of your choice
- Free game rentals for the evening
- A signed copy of our opening menu
- Chance to provide crucial pre-opening feedback on food and service

* The Vigilante Monument is a large piece of art on display in the bar.





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Business Model

Vigilante's 3800 square foot location will seat 148 patrons. With operating hours Monday to Sunday, 11 am to 2 am, we will be the first late night bar in our area. Located with convenient access to TX-183, IH-35, North Central Austin, The University of Texas and downtown via the

Austin Light Rail, Vigilante will be able to serve local Austin neighborhood residents as well as Cedar Park and Round Rock (each are among the fastest growing small cities in the country).

Vigilante's market differentiator is how we seamlessly combine a restaurant experience with a gaming experience through custom furniture, fixture and service solutions. We are elevating our patron's home game nights into a complete service package out on the town. This includes:

- A searchable digital menu to match you with the optimal choice from our 150+ rentable game library (http://vigilantebar.com/vigilantes-game-library-and-access-policy/)
- Large custom tables (http://vigilantebar.com/9-things-to-love-about-vigilantes-custom-gaming-tables/) with roll-out cupholders and food trays to separate the social gaming space from eating and drinking area
- A call for service button at each seat so we address customer needs as they arise, as opposed to interrupting their gameplay with check ins
- A "Join Us" signal at each table to help patrons team up and play together
- Custom lighting fixtures to light play surfaces while maintaining a darker bar atmosphere
- Food items designed to be cleanly eaten during play (eg. pub sliders vs. greasy burgers)

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Library access will cost $5 per patron for the entire evening, and Vigilante Secret Society members will enjoy free library access as part of their membership ($14/month or $120/year). Patrons will also have the opportunity to bring their own games if they so desire.

We will offer a highly focused, simple menu featuring quality food and locally sourced beer, gourmet sodas by the bottle, a well-rounded wine list, and a food menu featuring (http://vigilantebar.com/11-badass-bullet-points-on-vigilantes-future-menu/) such fare as:

- Hand held bar classics and street foods for clean eating while gaming: a selection of sliders, mini sandwiches, samosas, potato wedges and skewered meats (candied bacon, spicy chicken and others)
- Charcuterie boards, bar snacks and shareable plates to graze while gaming
- Mason jar milkshakes, cake pops, and s'mores in a jar

The Vigilante team regularly asks our customers what they want to experience, and engaged potential customers (http://vigilantebar.com/initial_survey_responses/) have submitted hundreds of responses (http://vigilantebar.com/your-4-most-voted-for-ideas-and-how-were-implementing-them/) for features, events and drinks. This campaign has given us the data we need to pre-test our ideas to ensure they resonate with future regulars.

Partnering with local conventions (http://vigilantebar.com/plans-for-friday-meet-us-at-board-game-bash/), Austin's largest local game retailer (http://vigilantebar.com/we/), and local game designers (http://www.sjgames.com/ill/archive/2016-03-20) as well as hosting events (http://vigilantebar.com/international-tabletop-day-and-vigilantes-new-favorite-bar-game/) is creating significant pre-opening interest. We will leverage our online presence post-opening by communicating a rotating set of weekly gaming events (based on feedback) to give patrons a reason to return week after week.



For more detailed analysis, see the Disclosure Statement.

Location Analysis

Austin is the perfect starting location for this concept. Forbes has ranked Austin as the #1 fastest-growing city in the nation for the fourth straight year, and the #1 "City to Watch." The city has a large population of young professionals constantly seeking new and extraordinary experiences: over 600,000 people aged 25-50 live within a 15-minute drive of our location.

Vigilante has leased 3,800 square feet at 7010 Easy Wind Drive, in a mixed-use project called Midtown Commons. Located at the intersection of major Austin thoroughfares Airport and Lamar Blvd, we are the center of a heavy growth area in Austin. Including the Crestview Light Rail Station (https://capmetroblog.com/2016/02/22/great-things-are-in-the-works-metrorail-undergoing-expansion/), Justin Lane Transportation Oriented Development Zone (https://www.austintexas.gov/sites/default/files/files/Planning/Urban_Design/Lamar-Justin_Final_SAP_Lo_Res.pdf), the upcoming Highland Austin Community College Flagship Campus (https://www.austinchamber.com/public-policy/files/05_20_14_Urban_Rail_Corridor___ACC_Highland_Flagship_Campus_Redevelopm and blocks away from the exploding Burnet Corridor (http://buildingatx.com/2013/11/burnet-road-booming/).

Furthermore, Midtown Commons is in what we affectionately call "The Austin Gamer Hub," which holds many long- established hallmarks of Austin's gaming culture: Dragon's Lair (http://dlair.net/austin/), Pat's Games (http://www.patsgames.com/index.html), Emerald Tavern (http://www.emeraldtaverngames.com/), Great Hall Games (http://greathallgames.com/), Austin Books & Comics (http://www.austinbooks.com/), Pinballz (http://www.pinballzarcade.com/), Capstone Comics (http://www.capstonecomics.com/), and the recently-opened Seventh Room (http://www.theseventhroom.com/). Each of these businesses has experienced exceptional success over the past decade: we are building where our core audience already exists.

Based on 600+ survey responses, we have a strong picture of where our patrons live:

- 83% live in North, Central, or Greater North Austin.
- 22% live in Cedar Park, Round Rock, or Pflugerville
- Only 12% live in south of Lake Austin

As a destination bar where patrons can spend an evening playing games, socializing and partaking in our events and menus, Vigilante is ideally located to provide simple and swift access to patrons across the city of Austin and its largest surrounding suburbs.

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For more detailed analysis, see the <u>Disclosure Statement</u>.

Leadership



Preston Swincher, *Chief Executive Officer*

Preston Swincher is the CEO and Founding Visionary of Vigilante. His obsessive attention to detail, deep commitment to the patron experience and passion for hospitality and gaming have defined and guided the Vigilante vision.

Mr. Swincher graduated from Texas Christian University with a BBA in Entrepreneurial Management and a BFA in Theatre. He was one of the inaugural Front of House Managers for the award winning AT&T Performing Arts Center in Dallas, Texas, a $350 million dollar multi-venue facility. He helped design the customer service policies and procedures of the center, created the arts center Docent Program, hired and trained over 40 part time employees and 5000 volunteers, managed Front of House operations for a 2,200 seat opera house and 600 seat theatre, and transformed stressful customer service situations into positive, memorable experiences for million-dollar donors. Read More

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Philip "Flip" Kromer, *President*

As President, Philip "Flip" Kromer leverages his professional background to provide invaluable insight into startup operations, fundraising, and investor relations. He is also designing the ingenious custom fixtures and furniture of Vigilante, elevating our patron's experience through novel electronics, programs, and mechanical designs. Driven by a vision for practical magic on the restaurant floor, his work enables Vigilante to fully integrate gaming culture with bar culture.

Mr. Kromer was co-founder and CTO of Infochimps, a pioneering startup in the Big Data / Cloud Computing arena. He has spoken at many industry conferences including South by Southwest, Strata, Velocity, Hadoop World Europe, NIST and CloudCon. Following Infochimps' acquisition by CSC, Flip moved into the office of the CTO and was named one of CSC's inaugural Distinguished engineers. He wrote "Big Data for Chimps" (O'Reilly 2015), a guide to data science in practice, is a contributor to numerous open-source projects, and has led several projects to community adoption. Read More



Zack Daschofsky, *Director of Marketing*

Zack Daschofsky is the mind behind Vigilante's marketing and branding strategy, and oversees the social and online promotion of the business, building a local, excited and active fan base for a bar that has yet to pour its first beer.

Mr. Daschofsky holds a Bachelor of Science from the University of Texas' prestigious Public Relations/ Business Foundations Program, and has years of experience in the worlds of PR and marketing, where he's worked for Phillips & Company, AMD and One Source Networks. His current 9-5 is at Chaotic Moon Studios (part of Accenture Interactive) in Austin, Texas, where he serves as Marketing Manager for the marketing and R&D department and focuses on digital marketing operations, including website management, video and content creation, inbound lead nurturing, drip marketing and email campaigns, digital advertising, event management, sales collateral and more. Read More

History

July 2015

The Vigilante team formally assembles

August 2015

Vigilante attends board game bash (http://vigilantebar.com/plans-for-friday-meet-us-at-board-game-bash/) and launches its online social media, gathering its first 250 survey respondents and 600 Facebook likes

September 2015

Vigilante's Facebook page (https://www.facebook.com/vigilantebar/) achieves over 2,000 likes

December 2015

Vigilante signs its lease at Midtown Commons (http://vigilantebar.com/8830-2/), hires Ben May to design and build our establishment. Vigilante announces its partnership with Dragon's Lair Austin (http://vigilantebar.com/we/)

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February 2016

Austin Eater hears about Vigilante online and publishes an article (http://austin.eater.com/2016/2/18/11017956/vigilante-bar-board-games-austin/) that garners us exposure to over 23,000 Facebook users

March 2016

Vigilante successfully concludes its Kickstarter (https://www.kickstarter.com/projects/1618037229/vigilante-gaming-bar), raising over $39,000 in 30 days

May 2016

Vigilante hosts its first game night at Dragon's Lair (http://vigilantebar.com/international-tabletop-day-and-vigilantes-new-favorite-bar-game/) and successfully playtests "Bars Against Humanity" to high praise after a fun and irreverent evening

Late 2016

Expected soft opening of Vigilante Gaming Bar

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